Reed Smith LLP 355 South Grand Avenue, Suite 2900 Los Angeles, CA 90071-1514 Telephone: +1 213 457 8000
Allen Z. Sussman Email: asussman@reedsmith.com	Facsimile: +1 213 457 8080 Mobile: +1 310 503 2020
June 11, 2009
Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Jan Woo, Esq.

Re:	Smith Micro Software, Inc. (File No. 000-26536) Comment Letter dated May 28, 2009 Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2008
Dear Ms. Woo:
     We are counsel to Smith Micro Software, Inc. (the “Company”) in connection with a comment letter received from the Staff of the Securities and Exchange Commission dated May 28, 2009. On behalf of the Company, we are writing to respectfully request an extension of time to respond to the Staff’s comments. We anticipate being able to file a full response letter by no later than Wednesday, June 17, 2009.
     If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at the number indicated above.
Very truly yours,
Allen Z. Sussman
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